

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2013

<u>Via E-mail</u>
Stephen J. Hemsley
President and Chief Executive Officer
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343

     Re: **UnitedHealth Group Incorporated**
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed February 7, 2013
            File No. 001-10864

Dear Mr. Hemsley:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Joel Parker

                            Joel Parker
                            Accounting Branch Chief